Exhibit 99.1

ARC Resources Ltd. Confirms May 15, 2017 Dividend Amount

CALGARY, April 17, 2017 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") confirms that an eligible dividend of $0.05 per share will be paid on May 15, 2017 to shareholders of record on April 28, 2017. The ex-dividend date is April 26, 2017. As at April 17, 2017, the trailing 12-month payments to investors, including the April 17, 2017 payment, total $0.60 per share.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $6.8 billion. ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/April2017/17/c3195.html

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 18:34e 17-APR-17